Magnum Hunter Resources Corporation

August 20, 2009

Mr. Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Magnum Hunter Resources Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 31, 2009 Response to Letter dated August 13, 2009 File No. 001-32997

Dear Mr. Skinner:

We are writing in response to your letter dated August 13, 2009 to Mr. Ronald D. Ormand, Chief Financial Officer of Magnum Hunter Resources Corporation (the “Company”).  We provide below the Company’s responses to your letter of August 13, 2009 numbered in the order in which your comments were provided.

Form 10-K for the fiscal Year Ended December 31, 2008

Financial Statements

Note 9 – Minority Interest, page F-17

1. We have read your response to prior comment 1, concerning your equity participation agreements with the lenders involved in the Williston Basin acquisition. We require additional information to better understand your accounting for various aspects of this transaction.  Please address the following points:

(a) We note as part of entering into the $75 million credit agreement in February 2007, you contracted to give the lenders a 4% overriding royalty interest and a 12.5% participation interest in any future distributions made by PRC Williston. We understand from your disclosure in the fourth paragraph on page F-15 that at issuance, you may have recorded a discount to the debt of $4,837,430, including $4,537,826 for the royalty and participation interests, and $299,604 in loan origination fees. However, on page F-2 you indicate that the remaining discount was $2,956,206 as of December 31, 2007, which implies interest expense related to amortization of the discount would approximate $1,881,224 for the year ended December 31, 2007.  Please explain why only $743,023 of interest expense is presented in your Statement of Operations.

777 POST OAK BLVD.• SUITE 910 • HOUSTON, TX 77056 • OFFICE (832) 369-6986 • FAX (832) 369-6992
 www.MagnumHunterResources.com + A NYSE AMEX COMPANY: "MHR"

Response:

Amortization of the debt discount amounted to $1,881,224 during the year, however, only $743,023 is reflected as interest in the Statements of Operations since the difference has been capitalized to Oil and Gas Property (unproved properties) in accordance with paragraph 6 of SFAS 34 which states that “the historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use. If an asset requires a period of time in which to carry out the activities necessary to bring it to that condition and location, the interest cost incurred during that period as a result of expenditures for the asset is a part of the historical cost of acquiring the asset.  Please see also Appendix 1 of this letter.

(b) We note from your disclosure on page F-17 that you initially recorded minority interest in PRC Williston at $3,401,655, representing the fair value of the participation agreements.  Please clarify the extent to which the difference between this figure and the debt discount of $4,837,430 indicated on page F-15 represents the fair value of the royalty interests granted to the lenders. Please also tell us how you have accounted for the credit side of the entry pertaining to the royalty interests and clarify the extent to which you have factored this conveyance into your estimates of proved oil and gas reserves disclosed on page F-22.

Response:

The difference between the fair value of the Minority interest in PRC Williston of $3,401,645 and the debt discount of $4,837,430 represents the fair value of the 4% royalty interests amounting to $1,136,181 and the loan origination costs of $299,604.   The purchase price was adjusted downward to reflect the royalty interest and the loan origination costs and the remaining amount was credited to the Oil and Gas Property accounts.   The proved oil and gas reserves reported on page F-22 are net of the 4% royalty interest as the royalty interest has been assigned to our creditors.

(c) Given that your acquisition of the Williston Basin properties closed in February 2007, tell us why the minority interest does not appear in your financial statements covering the quarters ended March 31, June 30 and September 30, 2007.

Response:

The recognition of the minority interest was determined only during the year-end audit.  Management made an assessment as to whether interim financial statements were required to be restated and have concluded that the recognition of the minority interest was not material both from a qualitative and quantitative perspective under SAB 108. For the quarter ended March 31, 2007, minority share in the net loss was only approximately $66,000 while for the six months ended June 30, 2007 and nine months ended September 30, 2007, the impact to net loss was only 3% and 1%, respectively.  From a qualitative perspective, minority interest is a non-cash transaction which does not impact any loan covenants or cash flows from operations.

Please submit a schedule that rolls-forward the account balances utilized for the loan, loan discount, and minority interest from the transaction date to the present, showing all activity and balances for each subsequent interim and annual period, reconciled as necessary to the corresponding amounts in your financial statements. Please explain your approach in computing the various components of the discount, amortization, and those amounts attributed to the minority interest for each period presented.

Response:

Please see Appendix 1 of this letter for the rollforward of the above accounts.

The debt discount of $4,837,430 consisted of the following: royalty interest of $1,136,181, minority interest of $3,401,645 and loan origination costs of $299,604. The royalty interest was calculated based on a percentage of the discounted cash flows arising from the reserves. The minority interest was calculated as 12.5% of the purchase price while the loan origination fees were determined based on actual amounts paid.   Amortization of the debt discount was calculated based on the straight-line method while the minority interest share in net loss was calculated by applying 12.5% to PRC Williston’s net loss for the period.

Note 14 Supplemental Oil and Gas Disclosures, page F-23

2. We note your response to prior comment 2 regarding your calculation of future income tax expense for purposes of determining your standardized measure of discounted future net cash flows related to proved oil and gas reserves.  We understand that you have included net operating loss carry forwards ("'NOLs'') directly related to your oil and gas producing activities in computing future income tax expense. Tell us how your inclusion of these NOLs in this computation is not inconsistent with your disclosures at Note 13, explaining that you have taken a full valuation allowance against your deferred tax assets, including NOLs, because you believe that it is more likely than not that these assets will not be recoverable in the foreseeable future, if that is your view.

Response:

As indicated in our response dated July 1, 2009, the Company’s calculation of future income tax expenses considered only the NOLs directly related to proven oil and gas reserves and excluded NOLs generated by corporate G&A expenses.  This is not inconsistent with our disclosure at Note 13 to the financial statements, which addresses the possibility of utilization of the NOLs at the Company level. Management is of the opinion, that when taking into account all other expenses (e.g. corporate G&A), it is more likely than not that we can not generate enough taxable income to offset the Company’s existing NOLs as disclosed in Note 13.  Consequently, management has determined that a full valuation allowance is required for the deferred tax assets arising from these NOLs.

On the one hand, we include NOLs related to proven oil and gas reserves in the future income tax expense calculation in the standardized measure disclosure because we believe that we will use all the NOLs directly related to proven oil and gas reserves before we pay any income taxes. On the other hand, because of the losses we incurred (including corporate G&A expenses) in the past years and the possibility of continued loss in future years for the Company as a whole (including corporate G&A expenses), we concluded that it is more likely than not we may not recover the deferred tax assets related to the NOLs in the foreseeable future.  The two positions are coming from different angles and are not inconsistent with each other.

The Company has endeavored to fully respond to the staff’s comments set forth in its August 13, 2009 letter. We are available to meet in person if this would assist the staff in its understanding of the methodology utilized by the Company. We look forward to your prompt response as our fund raising and strategic initiatives are severely limited until we can resolve these outstanding comments.

On behalf of the Company, please be advised that the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your review of this letter.  Please contact the undersigned at (832) 369-6986 Ext. 231 with any further questions or requests.

Very truly yours,

Magnum Hunter Resources Corporation

Ronald D. Ormand
Chief Financial Officer

cc:  Malone & Bailey, PC

Magnum Hunter Resources Corporation
(Formerly Petro Resources Corporation)

Appendix 1

Rollforward of Deferred Financing Costs, Loan, Loan Discount, and Minority Interest

DR/(CR)

	Balance Sheet					Income Statement
	(a)
	Deferred
	Financing	(a)	Loan		Minority		Interest
	Costs	Loan	Discount		Interest	Income	Expense
Balance 01/01/07
Original purchase	2,848,788	(17,560,742)	4,418,575	(c)
Amortize Def. Fin. Costs and Note discount	(182,755)		(283,459)				466,214
Interest on Note							227,168
Capitalization of interest							(580,126)
Balance 03/31/07	2,666,033	(17,560,742)	4,135,116	-	-	-	113,256
Activity		205,300	-		-	-	-
Amortize Def. Fin. Costs and Note discount	(375,949)		(583,111)				959,060
Interest on Note							465,738
Capitalization of interest							(1,241,646)
Balance 06/30/07	2,290,084	(17,355,442)	3,552,005	-	-	-	296,408
Activity	1,043,290	(8,331,500)	-		-	-	-
Amortize Def. Fin. Costs and Note discount	(525,193)		(559,640)				1,084,833
Interest on Note							526,651
Capitalized interest							(1,428,805)
Balance 09/30/07	2,808,181	(25,686,942)	2,992,365		-	-	479,087
Activity		11,399,750	418,855	(c)	(3,401,645)	-
Book Minority Interest					376,270	(376,270)
Amortize Def. Fin. Costs and Note discount	(429,689)		(455,014)				884,703
Interest on Note							730,330
Capitalized interest							(1,351,097)
Balance 12/31/07	2,378,492	(14,287,192)	2,956,206	-	(3,025,375)	(376,270)	743,023
Activity	-	(1,453,001)	-		-	-	-
Book Minority Interest					126,825	(126,825)	-
Amortize Def. Fin. Costs and Note discount	(432,453)		(537,491)				969,944
Interest on Note							395,755
Capitalized interest							(850,738)
Balance 03/31/08	1,946,039	(15,740,193)	2,418,715	-	(2,898,550)	(126,825)	514,961
Activity		111,422
Book Minority Interest					223,165	(223,165)
Amortize Def. Fin. Costs and Note discount	(432,453)		(537,494)				969,947
Interest on Note							380,851
Capitalized interest							(759,979)
Balance 06/30/08	1,513,586	(15,628,771)	1,881,221		(2,675,385)	(349,990)	1,105,780
Activity		15,628,771
Book Minority Interest					322,306	(322,306)
Amortize Def. Fin. Costs and Note discount (b)	(1,513,586)		(1,881,221)				603,978
Interest on Note							568,768
Capitalized interest							(106,269)
Balance 09/30/08	-	-	-		(2,353,079)	(672,296)	2,172,257
At this point in time, the Petrobridge note was
paid off and the only remaining item is their
Participation interest of 12.5% (minority interest).					968,170	(968,170)
Balance 12/31/08					(1,384,909)	(1,640,466)

(a) Does not include activity related to a small insurance note the Company carries and deferred financing costs related to other financing activities.

(b) A portion of Def. Fin. Costs and Note discount was charged to "Loss on debt extinguishment"

(c) Total Loan Discount equals $4,837,430.